

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **Galaxy Gaming, Inc.**
> **DEFC14A filed by Robert G. Pietrosanto et al.**
> **Filed August 13, 2019**
> **File No. 000-30653**

Dear Mr. Freedman:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing made using the EDGAR header tag DEFR14A, and any information provided in response to these comments, we may have additional comments.

The Nominees, page 7

1. Please refer to the following statement: "Galaxy Gaming has publicly stated [ ] the nomination of the Nominees [ ] is invalid due to purported failures by the Participants to comply with applicable provisions of the Bylaws and that such nomination will not be considered at the Annual Meeting." On August 16, 2019, Galaxy Gaming disclosed in a DEFA14A filing that any director nomination notice had to have been received by June 29, 2019, and that the participants' "[s]late was not proposed until August 2, 2019." Advise us, with a view toward revised disclosure, why the cited failure to comply has only been characterized by the participants as "purported" in light of the ostensibly objective criteria considered by Galaxy Gaming.

2. Given the disclosures by both the participants' and Galaxy Gaming that appear to recognize that the participants' nominees will not be considered for election at the annual meeting, please advise us, with a view toward revised disclosure, of the purpose of the solicitation. To the extent that the purpose of the participants' solicitation is to collect enough proxies to prevent a quorum from being reached, the proxy statement must be revised to reflect this intention. In addition, if

the objective is to prevent a quorum from being reached, please provide us with a brief analysis regarding whether such action would be undertaken in contravention of Rule 14a-4(e),

3. The disclosure at page nine indicates "that [if] the nomination of the Nominees is [ultimately determined to be] invalid, any votes submitted with respect to the election of the Nominees will not be counted at the Annual Meeting." Please advise us, with a view toward revised disclosure, whether or not the issue of bylaw compliance is being contested and the basis for the belief that a possibility exists for votes with respect to the nominees' election to be "submitted."

Form of Proxy

4. Please advise us, with a view towards revised disclosure, how the participants fulfilled their disclosure obligation under Rule 14a-4(e) of Regulation 14A. At present, it appears that an attempt to comply may have been made through inclusion of the language "[i]f no direction is indicated…" Such advisory, however, only apprises shareholders of a contingent action to be undertaken and presumably was provided in order to satisfy the standards codified in Rule 14a-4(b) that enable the proxy holders to use discretion to vote for a matter already printed on the form of proxy. Consequently, it appears, at present, that none of the disclosures required by Rule 14a-4(e) have been included.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions